Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in United States dollars)

December 31, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of

Entrée Gold Inc.

We have audited the accompanying consolidated financial statements of Entrée Gold Inc. (the "Company"), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of comprehensive loss, changes in stockholders' equity, and cash flows for the years ended December 31, 2016, 2015 and 2014. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Entrée Gold Inc. as of December 31, 2016 and 2015, and the results of its operations and its cash flows for the years ended December 31, 2016, 2015 and 2014 in conformity with accounting principles generally accepted in the United States of America.

"DAVIDSON & COMPANY LLP"

Vancouver, Canada	Chartered Professional Accountants

March 10, 2017

Entrée Gold Inc.

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2016, 2015 and 2014

(amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

	Note	2016	2015	2014
Expenses
Exploration	11	$1,855	$5,139	$9,019
General and administration		2,115	4,598	4,002
Consultancy and advisory fees		-	125	831
Impairment of mineral property interests	4	-	-	552
Gain on sale of mineral property interests		-	-	(28)
Stock-based compensation	9	489	197	251
Foreign exchange loss (gain)		343	(2,919)	(1,979)
Loss from operations		4,802	7,140	12,648
Interest income		(102)	-	(295)
Interest expense	6	279	412	265
Loss from equity investment	5	237	119	108
Loss before income taxes		5,216	7,671	12,726
Income tax (recovery) expense	12	(553)	160	(4,057)
Net loss		4,663	7,831	8,669
Foreign currency translation adjustment		(717)	4,928	3,316
Comprehensive loss		$3,946	$12,759	$11,985
Net loss per common share
Basic and fully diluted		$(0.03)	$(0.05)	$(0.06)

Weighted average shares outstanding (000's)
Basic and fully diluted		151,925	147,037	146,884

Total shares issued and outstanding (000's)	8	153,045	147,331	146,984

The accompanying notes are an integral part of these consolidated financial statements.

3

Entrée Gold Inc.

Consolidated Balance Sheets

As at December 31, 2016 and 2015

(expressed in thousands of U.S. dollars)

	Note	2016	2015
Assets
Current assets
Cash and cash equivalents		$13,391	$22,786
Receivables		35	98
Prepaid expenses		275	311
		13,701	23,195
Equipment	3	68	109
Mineral property interests	4	38,875	37,714
Long-term investment	5	146	149
Reclamation deposits and other		490	495
Total assets		$53,280	$61,662
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$455	$1,350
		455	1,350
Loan payable to Oyu Tolgoi LLC	6	7,334	6,824
Deferred revenue	7	22,987	28,925
Deferred income tax	12	3,015	3,567
Total liabilities		33,791	40,666
Stockholders' equity
Common stock, no par value, unlimited number authorized, 153,045,408 (December 31, 2015 - 147,330,917) issued and outstanding	8	178,740	177,206
Additional paid-in capital		20,863	20,517
Accumulated other comprehensive loss		(7,061)	(7,778)
Subscriptions received in advance	17	559	$-
Accumulated deficit		(173,612)	(168,949)
Total stockholders' equity		19,489	20,996
Total liabilities and stockholders' equity		$53,280	$61,662

    Nature and continuance of operations (Note 1)

    Commitments and contingencies (Note 15)

    Subsequent events (Note 17)

The accompanying notes are an integral part of these consolidated financial statements.

4

Entrée Gold Inc.

Consolidated Statement of Stockholders' Equity

For the years ended December 31, 2016, 2015 and 2014

(expressed in thousands of U.S. dollars)

		Attributable to equity holders of the Company
	Note	Shares (000's)	Share capital	Additional paid in capital	Other comprehensive (loss) income	Subscriptions received in advance	Deficit	Total
Balance at December 31, 2015		147,331	$177,206	$20,517	$(7,778)	$-	$(168,949)	$20,996
Net loss for the year		-	-	-	-	-	(4,663)	(4,663)
Subscriptions received in advance	17	-	-	-	-	559	-	559
Foreign currency translation		-	-	-	717	-	-	717
Stock-based compensation	9	-	-	489	-	-	-	489
Issue of share capital - stock options	9	585	197	(143)	-	-	-	54
Issue of share capital - Sandstorm	7	5,129	1,337	-	-	-	-	1,337
Balance at December 31, 2016		153,045	$178,740	$20,863	$(7,061)	$559	$(173,612)	$19,489

Balance at December 31, 2014		146,984	$177,138	$20,346	$(2,850)	$-	$(161,118)	$33,516
Net loss for the year		-	-	-	-	-	(7,831)	(7,831)
Foreign currency translation		-	-	-	(4,928)	-	-	(4,928)
Stock-based compensation	9	-	-	197	-	-	-	197
Issue of share capital - stock options	9	347	68	(26)	-	-	-	42
Balance at December 31, 2015		147,331	$177,206	$20,517	$(7,778)	$-	$(168,949)	$20,996

Balance at December 31, 2013		146,734	$177,065	$20,095	$466	$-	$(152,449)	$45,177
Net loss for the year		-	-	-	-	-	(8,669)	(8,669)
Foreign currency translation		-	-	-	(3,316)	-	-	(3,316)
Stock-based compensation	9	-	-	251	-	-	-	251
Issue of share capital - mineral property interests	9	250	73	-	-	-	-	73
Balance at December 31, 2014		146,984	$177,138	$20,346	$(2,850)	$-	$(161,118)	$33,516

The accompanying notes are an integral part of these consolidated financial statements.

5

Entrée Gold Inc.

Consolidated Statements of Cash Flows

For the years ended December 31, 2016, 2015 and 2014

(expressed in thousands of U.S. dollars)

	Note	2016	2015	2014
Cash flows from operating activities
Net loss		$(4,663)	$(7,831)	$(8,669)
Items not affecting cash
Depreciation		31	43	66
Stock-based compensation		489	197	251
Loss from equity investee		237	119	108
Interest expense		279	279	265
Deferred income taxes		(553)	160	(3,933)
Gain on sale of mineral property interests		-	-	(28)
Impairment of mineral property interests		-	-	552
Gain on release of reclamation deposits		(24)	-	-
Unrealized foreign exchange losses (gains)		324	(2,988)	(1,966)
Other		3	12	38
		(3,877)	(10,009)	(13,316)
Changes in non-cash operating working capital
Decrease (increase) in receivables and prepaids		113	455	(121)
Decrease (increase) in other assets		7	(2)	35
(Decrease) increase in accounts payable and accruals		(949)	(265)	785
Deposit on metal credit delivering obligation	8	(5,500)	-	-
		(10,206)	(9,821)	(12,617)
Cash flows from financing activities
Proceeds from issuance of capital stock		53	41	-
Subscriptions received in advance	17	559	-	-
		612	41	-
Cash flows from investing activities
Mineral property interests		-	(500)	(100)
Reclamation deposits		24	(4)	17
Purchase of equipment		(6)	(12)	(13)
Proceeds from sale of equipment		16	-	-
Proceeds from sale of mineral property interests		-	-	28
		34	(516)	(68)
Decrease in cash and cash equivalents		(9,560)	(10,296)	(12,685)
Cash and cash equivalents - beginning of year		22,786	33,517	46,701
Effect of exchange rate changes on cash		165	(435)	(499)
Cash and cash equivalents - end of year		$13,391	$22,786	$33,517

    Supplemental cash flow information  (Note 14)

The accompanying notes are an integral part of these consolidated financial statements.

6

Entrée Gold Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

1	Nature and continuance of operations

Entrée Gold Inc. was incorporated under the laws of the Province of British Columbia on July 19, 1995 and continued under the laws of the Yukon Territory on January 22, 2003. On May 27, 2005, Entrée Gold Inc. changed its governing jurisdiction from the Yukon Territory to British Columbia by continuing into British Columbia under the Business Corporations Act (British Columbia). The principal business activity of Entrée Gold Inc., together with its subsidiaries (collectively referred to as the "Company"), is the exploration of mineral property interests. To date, the Company has not generated significant revenues from its operations and is considered to be in the exploration stage.

All amounts are expressed in United States dollars, except for certain amounts denoted in Canadian dollars ("C$").

These consolidated financial statements have been prepared on the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. The Company currently earns no operating revenues. Continued operations of the Company are dependent upon the Company's ability to secure additional equity capital or receive other financial support, and in the longer term to generate profits from business operations. Management believes that the Company has sufficient working capital to maintain its operations for the next 12 months.

2	Significant accounting policies

Principles of consolidation

These consolidated financial statements have been prepared in conformity with generally accepted accounting principles ("GAAP") in the United States of America and include the accounts of the Company and all of its subsidiaries. All significant intercompany transactions and balances have been eliminated upon consolidation.

Use of estimates

The preparation of consolidated financial statements in accordance with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to deferred income tax asset valuations, asset impairment, stock-based compensation and loss contingencies. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgements about the other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between estimates and the actual results, future results of operations will be affected.

Cash and cash equivalents

Cash and cash equivalents includes cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value. The Company had $13.4 million in cash at December 31, 2016.

Long-term investments

Long-term investments in companies in which the Company has voting interests of 20% to 50% or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company's share of the investees' earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends received are credited to the long-term investment accounts.

7

Entrée Gold Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Equipment

Equipment, consisting of office, computer, field equipment and buildings, is recorded at cost less accumulated depreciation. Depreciation is recorded on a declining balance basis at rates ranging from 20% to 30% per annum.

Mineral property interests

Costs of exploration and costs of carrying and retaining unproven properties are expensed as incurred. The Company considers mineral rights to be tangible assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights.

Asset retirement obligation

The Company records the fair value of the liability for closure and removal costs associated with the legal obligations upon retirement or removal of any tangible long-lived assets where the initial recognition of any liability will be capitalized as part of the asset cost and depreciated over its estimated useful life. To date, the Company has not incurred any significant asset retirement obligations.

Impairment of long-lived assets

Long-lived assets are continually reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the discounted carrying amount of the assets exceeds the fair value of the assets.

Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards, whereby the Company recognizes a compensation expense for all stock options awarded to employees, officers and consultants based on the fair value of the options on the date of grant, which is determined using the Black Scholes option pricing model. The options are expensed over the vesting period of the options.

Financial instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

The Company classifies its financial instruments as follows:

Cash and cash equivalents is classified as held for trading, and is measured at fair value using Level 1 inputs. Receivables are classified as loans and receivables, and have a fair value approximating their carrying value, due to their short-term nature. The Company's other financial instruments, accounts payable, and loans payable are classified as other financial liabilities, and are measured at amortized cost.

8

Entrée Gold Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Income taxes

The Company follows the asset and liability method of accounting for income taxes whereby deferred income taxes are recognized for the deferred income tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences). Deferred income tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is included in income in the period in which the change occurs. The amount of deferred income tax assets recognized is limited to the amount that is more likely than not to be realized.

Foreign currency translation

The functional currency of Entrée Gold Inc. is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in a foreign currency are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities denominated in a foreign currency are translated at historical rates. Revenue and expense items denominated in a foreign currency are translated at exchange rates prevailing when such items are recognized in the statement of operations and comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of operations and comprehensive loss. The functional currency of Entrée Gold Inc.'s significant subsidiaries is the United States dollar. Upon translation into Canadian dollars for consolidation, monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date while non-monetary assets and liabilities are translated at historical rates. Revenue and expense items are translated at exchange rates prevailing when such items are recognized in the statement of operations and comprehensive loss. Exchange gains or losses arising on translation of foreign currency items are included in the statement of operations and comprehensive loss.

The Company follows the current rate method of translation with respect to its presentation of these consolidated financial statements in the reporting currency, which is the United States dollar. Accordingly, assets and liabilities are translated into United States dollars at the period-end exchange rates while revenue and expenses are translated at the prevailing exchange rates during the period. Related exchange gains and losses are included in a separate component of stockholders' equity as accumulated other comprehensive income.

Net loss per share

Basic net loss per share is computed by dividing the net loss for the period attributable to common stockholders by the weighted average number of shares of common stock outstanding during the period. Diluted net loss per share takes into consideration shares of common stock outstanding (computed under basic loss per share) and potentially dilutive shares of common stock. Diluted net loss per share is not presented separately from basic net loss per share as the conversion of outstanding stock options and warrants into common shares would be anti-dilutive. At December 31, 2016, the total number of potentially dilutive shares of common stock excluded from basic net loss per share was 12,010,000 (December 31, 2015 - 13,208,000; December 31, 2014 - 13,779,000).

Comparative figures

Certain comparative figures have been reclassified to conform to the current year's presentation.

Recent accounting pronouncements

In January 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update (ASU) 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities". The amendments in ASU 2016-01 address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. ASU 2016-09 is effective for fiscal years beginning after December 15, 2017 including interim periods within those years. The Company's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable. The fair value of these instruments approximates their carrying values. Accordingly, the Company expects the adoption of ASU 2016-01 will not have a material impact on the Company's financial reporting and disclosures.

9

Entrée Gold Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

In March 2016, the FASB issued ASU 2016-07, "Investments - Equity Method and Joint Ventures (Topic 323): Simplifying the Transition to the Equity Method of Accounting". The amendments in ASU 2016-07 simplify the transition to the equity method of accounting including eliminating the requirement to retroactively adopt the equity method. ASU-07 is effective for years beginning after December 15, 2016 and interim periods within those years. The Company is currently reporting its interest in a joint venture as an equity investment and it does not expect the adoption of ASU 2016-07 to have an impact on the Company's financial reporting and disclosures.

3	Equipment

	2016			2015
	Cost	Accumulated depreciation	Net book value	Cost	Accumulated depreciation	Net book value
Office equipment	$46	$38	$8	$57	$46	$11
Computer equipment	208	177	31	277	232	45
Field equipment	124	99	25	182	134	48
Buildings	41	37	4	40	35	5
	$419	$351	$68	$556	$447	$109

4	Mineral property interests

	2016	2015
Ann Mason Project (a)	$37,988	$36,853
Other (b)	887	861
	$38,875	$37,714

Title to mineral property interests involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristics of many mineral property interests. The Company has investigated title to its mineral property interests and, except as otherwise disclosed below, to the best of its knowledge, title to the mineral property interests remains in good standing.

The Company's two principal assets are the Ann Mason project (the "Ann Mason Project") in Nevada and its interest in the Entrée/Oyu Tolgoi LLC joint venture property in Mongolia (Note 5).

a)     Ann Mason, Nevada, United States

The Ann Mason Project is defined by a series of both unpatented lode claims on public land administered by the Bureau of Land Management, and title to patented lode claims. The project area includes the Ann Mason and the Blue Hill deposits, several early-stage copper porphyry targets including the Blackjack IP, Blackjack Oxide, Roulette and Minnesota targets, and the Minnesota and Shamrock copper skarn targets.

10

Entrée Gold Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Certain of the unpatented lode claims peripheral to the Ann Mason and Blue Hill deposits are leased to the Company pursuant to a mining lease and option to purchase agreement ("MLOPA") with a Nevada limited liability company. Under the MLOPA, the Company has the option to purchase the claims for $500,000, which, if exercised, will be subject to a 3% net smelter returns ("NSR") royalty (which may be bought down to a 1% NSR royalty for $2 million). The MLOPA also provides for annual advance minimum royalty payments of $27,500 which commenced in 2011 and will continue until the commencement of sustained commercial production. The advance payments will be credited against future royalty payments or the buy down of the royalty.

In September 2009, the Company entered into an agreement whereby the Company may acquire an 80% interest in certain unpatented lode claims to the southwest of the Ann Mason and Blue Hill deposits. In order to acquire its interest, the Company must: (a) incur expenditures of $1,000,000, make cash payments of $140,000 and issue 85,000 common shares of the Company within three years (completed); (b) make aggregate advance royalty payments totalling $375,000 between the fifth and tenth anniversaries of the agreement ($150,000 of which has been paid); and (c) deliver a bankable feasibility study before the tenth anniversary of the agreement.

In February 2013, the Company entered into an agreement with Sandstorm Gold Ltd. ("Sandstorm") whereby the Company granted Sandstorm a 0.4% NSR royalty over certain of the unpatented lode claims, including the claims covering the Ann Mason and Blue Hill deposits, in return for an upfront payment of $5 million (the "Sandstorm NSR Payment") which was recorded as a recovery to acquisition costs.

In addition, certain of the patented lode claims peripheral to the Ann Mason and Blue Hill deposits are subject to a 2% NSR royalty.

b)     Other Properties

The Company also has interests in other properties in Mongolia (Shivee West), Australia (Blue Rose), the United States (Lordsburg) and Peru (Cañariaco NSR royalty). During fiscal 2014, the Company recorded an impairment of $552,095 against these properties.

5	Long-term investments

Entrée/Oyu Tolgoi JV Property, Mongolia

The Company has a carried 20% joint venture interest in a land package that includes two of the Oyu Tolgoi deposits in the South Gobi region of Mongolia (the "Entrée/Oyu Tolgoi JV Property"). The Entrée/Oyu Tolgoi JV Property is comprised of the eastern portion of the Shivee Tolgoi mining licence, which hosts the Hugo North Extension copper-gold deposit, and all of the Javhlant mining licence, which hosts the Heruga copper-gold-molybdenum deposit. The Shivee Tolgoi and Javhlant mining licences were granted by the Mineral Resources Authority of Mongolia in October 2009. Title to the two licences is held by the Company.

In October 2004, the Company entered into an arm's-length Equity Participation and Earn-In Agreement (the "Earn In Agreement") with Turquoise Hill Resource Ltd. ("Turquoise Hill"). Under the Earn-In Agreement, Turquoise Hill agreed to purchase equity securities of the Company, and was granted the right to earn an interest in what is now the Entrée/Oyu Tolgoi JV Property. Most of Turquoise Hill's rights and obligations under the Earn-In Agreement were subsequently assigned by Turquoise Hill to what was then its wholly-owned subsidiary, Oyu Tolgoi LLC ("OTLLC"). The Government of Mongolia subsequently acquired a 34% interest in OTLLC from Turquoise Hill.

On June 30, 2008, OTLLC gave notice that it had completed its earn-in obligations by expending a total of $35 million on exploration of the Entrée/Oyu Tolgoi JV Property. OTLLC earned an 80% interest in all minerals extracted below a sub-surface depth of 560 metres from the Entrée/Oyu Tolgoi JV Property and a 70% interest in all minerals extracted from surface to a depth of 560 metres from the Entrée/Oyu Tolgoi JV Property. In accordance with the Earn-In Agreement, the Company and OTLLC formed a joint venture (the "Entrée/Oyu Tolgoi JV") on terms annexed to the Earn-In Agreement (the "JVA").

11

Entrée Gold Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

The portion of the Shivee Tolgoi mining licence outside of the Entrée/Oyu Tolgoi JV Property, Shivee West, is 100% owned by the Company, but is subject to a right of first refusal by OTLLC. In October 2015, the Company entered into a License Fees Agreement with OTLLC, pursuant to which the parties agreed to negotiate in good faith to amend the JVA to include Shivee West in the definition of Entrée/Oyu Tolgoi JV Property.  The parties also agreed that the annual licence fees for Shivee West would be for the account of each joint venture participant in proportion to their respective interests, with OTLLC contributing the Company's 20% share charging interest at prime plus 2% (Note 6).

The conversion of the original Shivee Tolgoi and Javhlant exploration licences into mining licences was a condition precedent to the Investment Agreement (the "Oyu Tolgoi Investment Agreement") between Turquoise Hill, OTLLC, the Government of Mongolia and Rio Tinto International Holdings Limited. The licences are part of the contract area covered by the Oyu Tolgoi Investment Agreement, although the Company is not a party to the Oyu Tolgoi Investment Agreement. The Shivee Tolgoi and Javhlant mining licences were each issued for a 30 year term and have rights of renewal for two further 20 year terms.

As of December 31, 2016, the Entrée/Oyu Tolgoi JV had expended approximately $29.0 million to advance the Entrée/Oyu Tolgoi JV Property. Under the terms of the Entrée/Oyu Tolgoi JV, OTLLC contributed on behalf of the Company its required participation amount charging interest at prime plus 2% (Note 6).

Investment – Entrée/Oyu Tolgoi JV Property

The Company accounts for its interest in the Entrée/Oyu Tolgoi JV as a 20% equity investment. The Company's share of the loss of the joint venture was $0.2 million for the year ended December 31, 2016 (2015 - $0.2 million; 2014 - $0.1 million) plus accrued interest expense of $0.3 million for the year ended December 31, 2016 (2015 - $0.3 million; 2014 - $0.3 million).

The Entrée/Oyu Tolgoi JV investment carrying value at December 31, 2016 was $0.1 million (2015 - $0.1 million) and was recorded in long-term investment.

6	Loans payable to Oyu Tolgoi

Under the terms of the Entrée/Oyu Tolgoi JV (Note 5), OTLLC will contribute funds to approved joint venture programs and budgets on the Company's behalf. Interest on each loan advance shall accrue at an annual rate equal to OTLLC's actual cost of capital or the prime rate of the Royal Bank of Canada, plus two percent (2%) per annum, whichever is less, as at the date of the advance. The loans will be repayable by the Company monthly from ninety percent (90%) of the Company's share of available cash flow from the Entrée/Oyu Tolgoi JV. In the absence of available cash flow, the loans will not be repayable. The loans are not expected to be repaid within one year.

7	Deferred revenue

In February 2013, the Company entered into an equity participation and funding agreement (the "2013 Agreement") with Sandstorm whereby Sandstorm provided an upfront deposit (the "Deposit") of $40 million. The Company will use future payments that it receives from its mineral property interests to purchase and deliver metal credits to Sandstorm, in amounts that are indexed to the Company's share of gold, silver and copper production from the current Entrée/Oyu Tolgoi JV Property. Upon the delivery of metal credits, Sandstorm will also make the cash payment outlined below. In addition, the 2013 Agreement provided for a partial refund of the Deposit and a pro rata reduction in the number of metal credits deliverable to Sandstorm in the event of a partial expropriation of Entrée's economic interest, contractually or otherwise, in the current Entrée/Oyu Tolgoi JV Property.

12

Entrée Gold Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

On February 23, 2016, the Company and Sandstorm entered into an Agreement to Amend, whereby the Company refunded 17% of the Deposit ($6.8 million) (the "Refund") in cash and shares thereby reducing the Deposit to $33.2 million for a 17% reduction in the metal credits that the Company is required to deliver to Sandstorm. At closing on March 1, 2016, the parties entered into an Amended and Restated Equity Participation and Funding Agreement (the "Amended Sandstorm Agreement"). Under the terms of the Amended Sandstorm Agreement, the Company will purchase and deliver gold, silver and copper credits equivalent to:

•	28.1% of Entrée's share of gold and silver, and 2.1% of Entrée's share of copper, produced from the Shivee Tolgoi mining licence (excluding Shivee West); and

•	21.3% of Entrée's share of gold and silver, and 2.1% of Entrée's share of copper, produced from the Javhlant mining licence.

Upon the delivery of metal credits, Sandstorm will make a cash payment to the Company equal to the lesser of the prevailing market price and $220 per ounce of gold, $5 per ounce of silver and $0.50 per pound of copper (subject to inflation adjustments). After approximately 8.6 million ounces of gold, 40.3 million ounces of silver and 9.1 billion pounds of copper have been produced from the entire current Entrée/Oyu Tolgoi JV Property the cash payment will be increased to the lesser of the prevailing market price and $500 per ounce of gold, $10 per ounce of silver and $1.10 per pound of copper (subject to inflation adjustments). To the extent that the prevailing market price is greater than the amount of the cash payment, the difference between the two will be credited against the Deposit (the net amount of the Deposit being the "Unearned Balance").

This arrangement does not require the delivery of actual metal, and the Company may use revenue from any of its assets to purchase the requisite amount of metal credits.

Under the Amended Sandstorm Agreement, Sandstorm has a right of first refusal, subject to certain exceptions, on future production-based funding agreements. The Amended Sandstorm Agreement also contains other customary terms and conditions, including representations, warranties, covenants and events of default. The initial term of the Amended Sandstorm Agreement is 50 years, subject to successive 10-year extensions at the discretion of Sandstorm.

In addition, the Amended Sandstorm Agreement provides that the Company will not be required to make any further refund of the Deposit if Entrée's economic interest is reduced by up to and including 17%. If there is a reduction of greater than 17% up to and including 34%, the Amended Sandstorm Agreement provides the Company with the ability to refund a corresponding portion of the Deposit in cash or common shares of the Company or any combination of the two at the Company's election, in which case there would be a further corresponding reduction in deliverable metal credits. If the Company elects to refund Sandstorm with common shares of the Company, the value of each common share shall be equal to the volume weighted average price for the five (5) trading days immediately preceding the 90th day after the reduction in Entrée's economic interest. In no case will Sandstorm become a "control person" under the Amended Sandstorm Agreement. In the event an issuance of shares would cause Sandstorm to become a "control person", the maximum number of shares will be issued, and with respect to the value of the remaining shares, 50% will not be refunded (and there will not be a corresponding reduction in deliverable metal credits) and the remaining 50% will be refunded by the issuance of shares in tranches over time, such that the number of shares that Sandstorm holds does not reach or exceed 20%. All shares will be priced in the context of the market at the time they are issued.

In the event of a full expropriation, the remainder of the Unearned Balance after the foregoing refunds must be returned in cash.

For accounting purposes, the Deposit is accounted for as deferred revenue on the balance sheet and the original Deposit was recorded at the historical amount of C$40.0 million. As a result of the Amended Sandstorm Agreement, the deferred revenue amount was adjusted to reflect the $6.8 million Refund which was recorded at the foreign exchange amount at the date of the Refund resulting in a net balance of C$30.9 million. This amount is subject to foreign currency fluctuations upon conversion to US dollars at each reporting period.

The $6.8 million Refund was paid with $5.5 million in cash and the issuance of $1.3 million of common shares of the Company. On March 1, 2016, the Company issued 5,128,604 common shares to Sandstorm at a price of C$0.3496 per common share pursuant to the Agreement to Amend.

13

Entrée Gold Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

8	Share capital

The Company's authorized share capital consists of unlimited common shares without par value. At December 31, 2016, the Company had 153,045,408 (2015 - 147,330,917) shares issued and outstanding.

9	Stock-based compensation

The Company provides stock-based compensation to its directors, officers, employees, and consultants through grants of stock options.

a)    Stock options

The Company has adopted a stock option plan (the "Plan") to grant options to directors, officers, employees and consultants. Under the Plan, the Company may grant options to acquire up to 10% of the issued and outstanding shares of the Company. Options granted can have a term of up to ten years and an exercise price typically not less than the Company's closing stock price on the Toronto Stock Exchange on the last trading day before the date of grant. Vesting is determined at the discretion of the Board of Directors.

Under the Plan, an option holder may elect to transform an option, in whole or in part, into a share appreciation right by providing written notice to the Company that the option holder wishes to terminate the option, in whole or in part and, in lieu of receiving shares to which the terminated option relates (the "Designated Shares"), receive the number of shares, disregarding fractions, which, when multiplied by the weighted average trading price of the shares on the TSX during the five trading days immediately preceding the day of termination (the "Fair Value" per share) of the Designated Shares, has a total dollar value equal to the number of Designated Shares multiplied by the difference between the Fair Value and the exercise price per share of the Designated Shares.

The Company uses the Black-Scholes option pricing model to determine the fair value of stock options granted. For employees, the compensation expense is amortized on a straight-line basis over the requisite service period which approximates the vesting period. Compensation expense for stock options granted to non-employees is recognized over the contract services period or, if none exists, from the date of grant until the options vest. Compensation associated with unvested options granted to non-employees is re-measured on each balance sheet date using the Black-Scholes option pricing model.

The Company uses historical data to estimate option exercise, forfeiture and employee termination within the valuation model. The risk-free interest rate is based on a treasury instrument whose term is consistent with the expected term of the stock options. The Company has not paid and does not anticipate paying dividends on its common stock; therefore, the expected dividend yield is assumed to be zero. Companies are required to utilize an estimated forfeiture rate when calculating the expense for the reporting period. Based on the best estimate, management applied the estimated forfeiture rate of Nil in determining the expense recorded in the accompanying Statements of Operations and Comprehensive Loss.

14

Entrée Gold Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

Stock option transactions are summarized as follows:

	Number of shares (000's)	Weighted average exercise price CAD
Outstanding - January 1, 2014\	14,401	1.22
Granted	2,815	0.21
Forfeited/Expired	(3,437)	1.89
Outstanding - December 31, 2014	13,779	0.85
Granted	1,670	0.34
Exercised	(347)	0.22
Cancelled	(163)	0.25
Forfeited/Expired	(1,731)	2.43
Outstanding - December 31, 2015	13,208	0.60
Granted	2,520	0.42
Exercised	(586)	0.25
Cancelled	(664)	0.28
Forfeited/Expired	(2,468)	1.17
Outstanding - December 31, 2016	12,010	0.48

At December 31, 2016, the following stock options were outstanding:

Number of options (000's)	Vested (000's)	Aggregate intrinsic value CAD (000's)	Price per share CAD			Expiry Date
3,215	3,215	170	0.21	–	1.25	Jan – Sep 2017
3,530	3,530	145	0.30	–	0.56	Mar – Dec 2018
2,745	2,745	385	0.21	–	0.38	Dec 2019 – Dec 2020
100	100	3		0.39		Mar 2021
2,420	2,420	-		0.42		Nov 2021
12,010	12,010	703

December 31, 2016 CAD
Weighted average exercise price for exercisable options	0.48
Weighted average share price for options exercised	0.25
Weighted average years to expiry for exercisable options	2.56

15

Entrée Gold Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

b)    Stock-based compensation

For the year ended December 31, 2016, the total stock-based compensation charges related to 2,520,000 options granted and vested to officers, employees, directors and consultants was $0.5 million (2015 - $0.2 million; 2014 - $0.3 million).

	2016	2015	2014
General and administration	$461	$175	$215
Exploration	28	22	36
	$489	$197	$251

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted:

	2016	2015	2014
Risk-free interest rate	0.62%	0.77%	1.25%
Expected life of options (years)	4.6	4.6	4.3
Annualized volatility	73%	75%	65%
Dividend rate	0.00%	0.00%	0.00%
Fair value per option	$0.18	$0.15	$0.09

10	Segmented information

The Company operates in one business segment being the exploration of mineral property interests. The Company's assets are geographically segmented as follows:

	2016	2015
United States	$39,169	$38,323
Canada	13,327	22,501
Other	784	838
	$53,280	$61,662

11	Exploration costs

	2016	2015	2014
United States	$1,366	$3,486	$7,031
Mongolia	372	1,488	1,672
Other	117	165	316
	$1,855	$5,139	$9,019

16

Entrée Gold Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

12	Income taxes

	2016	2015	2014
Loss from the year before income taxes	$(5,216)	$(7,671)	$(12,726)
Statutory rate	26.00%	26.00%	26.00%
Expected income tax recovery	(1,356)	(1,994)	(3,309)
Permanent differences and other	(915)	(46)	1,646
Difference in foreign tax rates	960	247	1,011
Effect of change in future tax rates	(47)	3,397	-
Effect of dissolution of subsidiaries	-	6,339	(4,066)
Change in valuation allowance	805	(7,783)	661
Total income tax expense (recovery)	$(553)	$160	$(4,057)

	2016	2015	2014
Current income tax expense (recovery)	$-	$-	$(124)
Deferred income tax expense (recovery)	(553)	160	(3,933)
Total income taxes	$(553)	$160	$(4,057)

17

Entrée Gold Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

	2016	2015

Deferred income tax assets:
Non-capital loss carry forward	$15,016	$13,085
Resource expenditures	4,052	4,611
Equipment	146	131
Share issue and legal costs	3	11
Other	1,881	1,926
	21,098	19,764
Valuation allowance	(17,618)	(16,577)
Net deferred income tax assets	$3,480	$3,187

Deferred income tax liabilities:
Foreign exchange on loan	$(150)	$(306)
Mineral property interests	(6,345)	(6,448)
Net deferred income tax liabilities	$(6,495)	$(6,754)

Net deferred income tax liabilities	$(3,015)	$(3,567)

The Company has available for deduction against future taxable income non-capital losses of approximately $30.0 million (2015: $26.8 million) in Canada, $0.6 million (2015: $0.7 million) in China, $5.9 million (2015: $7.0 million) in Mongolia, $18.3 million (2015: $14.9 million) in the United States of America, $0.1 million (2015: $0.1 million) in Australia and $0.7 million (2015: $0.6 million) in Peru. These losses, if not utilized, will expire through 2036. Subject to certain restrictions, the Company also has foreign resource expenditures available to reduce taxable income in future years. Deferred tax benefits which may arise as a result of these losses, resource expenditures, equipment, share issue and legal costs have not been recognized in these financial statements.

18

Entrée Gold Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

13	Financial instruments

a)    Financial instruments

The Company's financial instruments generally consist of cash and cash equivalents, receivables, deposits, accounts payable and accrued liabilities and loans payable. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values.

The Company is exposed to currency risk by incurring certain expenditures in currencies other than the Canadian dollar. In addition, as certain of the Company's consolidated subsidiaries' functional currency is the United States dollar, the Company is exposed to foreign currency translation risk. The Company does not use derivative instruments to reduce this currency risk.

b)    Fair value classification of financial instruments

Fair value measurement is based on a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value which are:

Level 1 — Quoted prices that are available in active markets for identical assets or liabilities.

Level 2 — Quoted prices in active markets for similar assets that are observable.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

At December 31, 2016, the Company had Level 1 financial instruments, consisting of cash and cash equivalents, with a fair value of $13.4 million.

14	Supplemental cash flow information

There were no significant non-cash transactions during the years ended December 31, 2016 and 2015. The significant non-cash transaction for the year ended December 31, 2014 consisted of the issuance of 250,000 common shares in payment of mineral property acquisitions valued at $73,618 which have been capitalized as mineral property interests.

15	Commitments and contingencies

As at December 31, 2016, the Company had the following commitments:

	Total	Less than 1 year	1 - 2 years	Thereafter
Lease commitments	$98	$98	$-	$-

Under the terms of the Amended Sandstorm Agreement, the Company may be subject to a contingent liability if certain events occur (Note 7).

16	Related party transactions

The Company did not enter into any transactions with related parties during years ended December 31, 2016, 2015 and 2014.

19

Entrée Gold Inc.

Notes to Consolidated Financial Statements

For the years ended December 31, 2016, 2015 and 2014

(tabular amounts expressed in thousands of U.S. dollars, except per share amounts and where indicated)

17	Subsequent events

On January 11, 2017, the Company closed the first of two tranches of the non-brokered private placement announced on December 15, 2016 (the "Financing"). The Company issued 17,309,971 units at a price of C$0.41 per unit for gross proceeds of C$7.1 million. On January 13, 2017, the Company closed the second and final tranche of the Financing. The Company issued a further 1,219,513 units at a price of C$0.41 per unit, for additional gross proceeds of C$0.5 million. In total, the Company issued 18,529,484 units for aggregate gross proceeds of C$7.6 million. Each unit consists of one common share of the Company and one-half of one transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share of the Company at a price of C$0.65 per share for a period of 5 years. No commissions or finders' fees are payable in connection with the Financing. The securities issued in connection with the Financing are subject to a hold period expiring four months plus one day following the date of issuance.

Subsequent to December 31, 2016, 790,000 stock options with an exercise price of C$0.21, 790,000 stock options with an exercise price of C$0.30, 50,000 stock options with an exercise price of C$0.33, 50,000 stock options with an exercise price of C$0.42 and 1,005,000 stock options with an exercise price of C$0.56 were exercised or terminated and transformed into stock appreciation rights (Note 9). An aggregate 1,228,075 common shares were issued, and the Company received gross proceeds of C$51,450 from the option exercises. 1,085,000 stock options with an exercise price of C$1.25 expired.

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